Filed by General Motors Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: General Motors Corporation

Commission file No. 001-00043

EXCHANGE OFFER INFORMATION

In connection with the proposed public exchange offers General Motors plans to file documents with the Securities and Exchange Commission, including filing a Registration Statement on Form S-4 and a Schedule TO containing a prospectus, consent solicitation and tender offer statement regarding the proposed transaction. Investors and security holders of GM are urged to carefully read the documents when they are available, because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov or by contacting Nick S. Cyprus at (313)556-5000.

GM and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the documents described above. Additional information, including information regarding the directors and executive officers, is available in our Annual Report on Form 10-K, which was filed with the SEC on March 5, 2009.

Final Transcript

GENERAL MOTORS CORP: GM Press Conference

March 31, 2009/10:00 a.m. EDT

SPEAKERS

Steve Harris

Fritz Henderson

Mark LaNeve

PRESENTATION

Steve Harris	I’m going to introduce our CEO, Fritz Henderson, who will have a couple of announcements to make this morning, and then we’ll go to some Q&A. Fritz?

Fritz Henderson

Thanks, Steve. Good morning. I have a few of my colleagues here with me this morning. We have Troy Clarke right there; Ray Young, our CFO; and Mark LaNeve, Head of Sales, Service and Marketing here for North America. Then we have a number of people from Steve’s organization as well, but first of all, good morning, and thanks to everybody for coming.

Before I get started covering my remarks, actually what I wanted to do is remind everybody we’re in the car and truck business. And this morning, we’re going to have a chance to – we’re going to announce to you first this morning what we’re going to be doing in the marketplace beginning immediately. I’m going to ask Mark LaNeve to come up in a minute and

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take you through a program, but we’re going to announce a program that is intended to do what General Motors needs to do in the future, every day, every single moment of our lives, which is put the customer first.

My first announcement is, to be able to talk about a program like this. It’s bold, it’s unprecedented. It’s called the GM Total Confidence Program. What is that program? It’s basically four parts. First, it combines protection for the customer for automatic payment protection, and I’ll have Mark take you through the details. Second, we’re going to provide equity assistance to the customer in the event that they have difficulty with their trade-in when they’re purchasing a new General Motors vehicle. Then we will couple those two elements of the program with our five-year, 100,000-mile power train warranty and one year free coverage of OnStar safety and security package.

So it’s really about providing a full range of protection for the customer. We’re announcing it right now, and Mark, why don’t you come on up and take the group through that. Thanks.

Mark LaNeve

Thanks, Fritz. We’re really excited to be getting this program into the market. The last few months obviously the markets have been very tough and what we’ve found is the traditional levers – zero percent financing, big rebates – just weren’t working. Everybody was kind of settling into an

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abnormally low volume number. We went out and spent a lot of time with customers. Obviously consumer confidence is the big issue. What would it take to make you feel comfortable to reenter the market? I’d like to tell you that my team designed the program, but really, the customers designed it, and we’re executing it.

We’re really excited. It layers on top of what is already great incentives in the market, like zero percent financing, and here’s what the customers said they wanted: Really strong warranty protection with the best coverage in the industry – five-year, 100,000-mile – safety and security for their family. We have our OnStar system, standard, no one else has it, industry exclusive. As also part of the package, we’re going to provide payment protection, up to 24 months. We’ll make nine payments of $500 if the customer loses their source of income; and unprecedented equity protection, which a lot of customers are worried about, given last year what happened, across all manufacturers in the resale market are worried about the equity of their vehicle. So we will pay the balance of what you owe on your payments, and you don’t have to finance with GMAC, just any contract and what any DA retail value is. An unprecedented level of protection when you trade your vehicle in on a new GM vehicle.

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We’re really excited to get this program into the market. We have a press release so that you’ll be able to get more details. We also have a comparison of our program to the Hyundai Assurance Program and what Ford announced this morning. Ours is a package we believe is clearly superior in terms of total customer confidence, a total wraparound package backstop for the customer. It’s effective tomorrow, runs through April 30th. We will extend it if it’s effective, and we begin advertising tomorrow with a big splash on the Final Four to get the message out. So we’re real excited about this, Fritz, and as Fritz said, it’s all about selling cars and trucks, we forget that sometimes, and we really believe it’s going to be a great program in the market.

Steve	Thanks, Mark, appreciate it. Mark, why don’t we take just a few questions on this program first and then we’ll turn it back over to Fritz. Did somebody have a question about what we just announced?

Journalist	Is there a dollar amount limit?

Mark

Yes. The way it works, the equity protection – we’ll have details in the press release, plus on our Website, gmconfidence.com, which should be active now. If you have a 60-month contract, once you’ve made the 30th payment, you become eligible for the program, so halfway through your

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contract. We will pay the difference between the balance of your payments, if there is a difference – we hope there isn’t, because our resale values actually are pretty strong – up to $5,000. And that should cover the vast majority of any customer situations where they’d be out of equity, if at all. We actually think that it’s highly unlikely most customers will have to use it, but it’s there as a backstop, as an insurance program.

Mark	Right, when they trade in on another GM vehicle.

Jeff	It’s Jeff Block from Fox Business. Over the course of 24 months, you’ll make nine payments of up to $500 a month if someone loses their job; is that what you’re indicating?

Mark

Right, real simple qualification. You have to have – just like other programs that are out there, you have to have three payments to vest in the program, make your initial three payments. And if you qualify for state unemployment benefits, then you qualify for our program, and we’ll make up to nine payments, nine consecutive payments, up to $500, if the customer is qualified for state unemployment benefits, as a payment protection program. It’s far superior to the Hyundai Assurance Program, which is three payments, and ours lasts for 24 months, not just 12 months like their program.

Journalist	... 12 months, correct?

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Mark

Ford’s doing 12 months, but the eligibility program, from what I understand, is only nine months. Their eligibility period runs out in January. So their program is somewhat confusing. I actually called their call center this morning and they didn’t know anything about it, so we’ll get more details as we go through the next couple of weeks.

Journalist	Hyundai is working with an outside company on that. Have you teamed up with anybody for insurance on it?

Mark

Yes. We have a noted insurance company, Virginia Surety, that’s a backstop for both the equity protection and the payment protection. Obviously our warranty and OnStar is inherent in our products. Joanne?

Joanne Muller	Mark, Joanne Muller with Ford. How much is this going to cost, and did the government have to sign off on it?

Mark

The government is aware of it, completely supports it. Like all incentives, I don’t like to disclose what our internal accounting or total number is; we think it has a very high perceived value, far in excess of what the customer would look at in terms of comparable rebates or APR support. And as I said earlier, Joanne, it stacks, it’s – with every GM vehicle, ‘08 through

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‘09 through ‘10 model – and it stacks on top of, it’s an added benefit, a protection plan, if you will, on top of zero percent financing or rebate or loyalty program or whatever other customer incentive happens to be in the marketplace.

Steve	Let’s take one more for right now and then we’ll turn it back over to Fritz. I thought I saw one down here. Tom, you didn’t have one? Okay. Right here.

Journalist	Are you going to make any effort to market the government’s pledge to back your warranties that President Obama came out with yesterday?

Mark

We’re making that information readily available, what that means, the government backstop, if you will. And again, just like our equity protection, we don’t believe that will ever be used. We’re making that widely available to the dealer, exactly what that means, and the communication of our Total Confidence Plan, of which we think the warranty is a key piece, we will say fully backed five-year 100,000-mile warranty, includes OnStar, includes roadside service, courtesy transportation, best in the industry. We’re adding the words “fully backed,” but we’re not using the word government or getting into that level of detail.

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Steve	Do you have a question? Oh, okay. We’ll cut it off now. Mark will be available for further questions at the conclusion of the press conference. We’ll turn it back over to Fritz.

Fritz	Thanks, Mark. Appreciate it. I just had a couple comments I wanted to make, and frankly, spend most of our time answering questions this morning.

First, most importantly, some thanks are in order, the thanks to the automotive taskforce. This is a group of people who – it’s a fairly small group of people, highly talented people who have been working around the clock – actually, their hours match ours. This is a group of people who have been basically in place for seven weeks with the task to get up to speed in the automotive industry, get up to speed on General Motors, get up to speed on Chrysler, meet with dealers, meet with suppliers, meet with experts, and meet with many of you actually.

They’ve been drinking from a fire hose, if you will, in terms of understanding the industry. They’ve done that. They had a clear view that they wanted to get out with their position prior to March 31st, which they did. And frankly, we very much appreciate the professionalism, hard work and the sense of urgency around putting definition around where we need to go from here. So we’re very appreciative of the work of Steve

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Rattner, Ron Bloom. This automotive taskforce has a fairly broad and multilateral constituent, if you will, in terms of the team they have working on this.

Second, the support received yesterday from the President, President Obama. I think from my perspective, and certainly speaking on behalf of the men and women at General Motors, to see the amount of effort, time being spent on the automotive industry in general, General Motors in specific, and to have the President basically come out as he did yesterday, talk about the industry, talk about their findings, some of which were painful.

But I’d much rather deal with the facts and the views in a forthright manner, and they were very forthright – talk about the importance of General Motors and the auto industry to the U.S., and discuss specifically what the government intends to do to make sure that we do succeed, whether it’s the warranty coverage that Mark talked about in terms of saying, you can buy a General Motors car or truck and your warranty is good, those vehicles will be serviced; or talking about what it would require to both finance working capital during an interim period of 60 days, and making sure that General Motors, if we do need to resort to a bankruptcy process, that they will work with us on an expedited or quick or surgical basis.

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I thought that the support received was unprecedented and was very, very clear and unequivocal, and we are very appreciative of, again, both the automotive taskforce within the administration, as well as the President’s remarks and support. So that’s first on the list.

Second is clear message. When you looked at the assessment, their message was — in their judgment — our viability plan was not adequate; that in their judgment it was not viable given the circumstances we face today, in terms of the difficult market environment, in terms of the challenges we have, in terms of all the things that we need to do in order to execute this plan.

Basically, two very broad messages: One, go deeper, go harder; and second, go faster. And so we got it, we understand exactly what that means. When I went through the detailed findings of General Motors, they talked about the progress we have made, and we have made a lot of progress, whether it’s in the marketplace, whether it’s with our union partners at the UAW, for example, or the CAW in terms of improving the competitiveness of our operations and the flexibility of our operations, our

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suppliers, our dealers, the various different constituencies who come to the table, including the men and women of General Motors, to make sure that we get to this point to fundamentally improve our competitiveness. So they recognized the efforts that have been expended at this point and the results that have been achieved; but the view is, we need to do more, and we need to do it faster. We understand very clearly what that means.

The third was a discussion of process and where we go from here. Here, it’s basically both timetable as well as alternatives. If you think about the timetable, the timetable is very clear: Now that the taskforce has basically reached their findings, the question is, how do we engage to basically execute a revised plan?

Here, I think about what a revised plan means really in four different areas: One, basically developing a business plan that is sustainable across a business cycle, starting in the current environment, so improved profitability, improved cash flow across the business cycle. That was pretty clear from their finding. That’s what they want us to focus on. That was actually subtly but importantly different from what was in our loan agreement in December, but nonetheless it was quite clear to us what needs to get done in order to meet this task.

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The second is a clean balance sheet, a healthy balance sheet. The view is, in order to compete on a global basis going forward, our balance sheet, which today is obviously quite excessively levered when you look at the level of indebtedness or the level of obligations we have for largely post-retirement, healthcare and pensions on a global basis, their view is, your balance sheet needs to be significantly de-levered from where it is today. So we understand what that means.

We have been engaged with both bondholders as well as the UAW, for example, on the VEBA. The truth is, though, as of March 31st, we had not completed what we had set out for ourselves in terms of having launched a bond exchange or renegotiated those provisions, and so the view was, you need to do that, but you need to do more. You actually have to significantly de-lever the balance sheet.

Third is operational restructuring. It basically means, in order to accomplish that first goal, which is sustainable cash flow, sustainable profitability across the business cycle, you need to go deeper in terms of your operational restructuring. So that’s what we will do, and we actually have a good down payment against that program already in place, so it’s our job now to say how do we go deeper, and then how do we go faster.

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Then finally, the fourth part of it was to make sure, if I think about competitiveness going forward in terms of how do we play a role in the automotive industry going forward as a global player, basically the reinvention of General Motors includes both improving the competitiveness of our operations, but also we absolutely must – we can only win if we get the job done in revenue – selling, marketing, selling great GM cars and trucks today, and selling great GM cars and trucks tomorrow and in the future, which involves, in their judgment, if you combine marketplace with financial viability, it’s about making sure that all of our product lines, all of our product range – historically we relied too heavily on profitability from pickup trucks and SUV’s, for example. The view is, everything’s got to pay rent in our product portfolio. Every one of our entries needs to be focused on not only a position in the marketplace with the customer, but it needs to be profitable.

Moreover, the need for profitability is absolutely of paramount importance because we need to fund the development of advanced technologies so that as we get to the next generation of the technologies, whether it’s the Chevrolet Volt, whether it’s our hybrid offering, whether it’s the work we’re doing, for example, continued work we’re doing on second-generation biofuels and ethanol, that requires money. That requires investment. So therefore the company must have a level of profitability

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and cash flow in order to be able to fund those and basically reinvent our product portfolio in the future. Those are the four key points they made in their findings.

The final point that I want to cover is very importantly – and this goes to process – we will do what it takes to make sure General Motors can be successful in the future, that we can win. And it’s pretty clear from our perspective that, one, our preference continues to be to try to use the 60-day period to accomplish this out of the court process; but second, if we’re not successful, we’re not going to compromise the objectives. The objectives are clear. So therefore, if we’re not successful doing it out of court, we will do it in court.

The very clear message from the automotive taskforce is they will work with us to do that in a rapid way. We had already as a firm been doing contingency planning in this regard, to look at what our alternatives might be in order for us to try – if we were to resort to a bankruptcy process, that we could do that quickly, fast, and both get in and get out – basically go in with a plan to get out, as opposed to a lengthy process which any student of the bankruptcy process would understand that the general rule is, you spend a long time in there. And frankly, there’s a lot of value destruction when you go through the process. This would be about, if we need to

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resort to it, how do we get in and how do we get out fast. And then how can we work with the various constituencies that are important to General Motors and the automotive taskforce in order to actually set the table so we could get that done.

The important point: We will get the job done. We will either do it out of court or we will do it in court, but we will get the job done in terms of recreating and reinventing General Motors as a competitive enterprise, one that wins in the marketplace. A number of you have heard me say it before, and this is what I’ll close on, there’s never been a successful turnaround in the automotive business that I’m aware of that’s done on either one or the other side of the ledger. You have to do it both winning in the marketplace, winning with customers, winning with product and brands, really putting the customer first and winning in the marketplace to generate revenue and contribution margin; and second is, you’ve got to do the tough things. You’ve got to do the really difficult things to make sure you’re as competitive as you possibly can be. You marry those two things up, that’s what we need to do to be competitive.

Thanks very much. At this point, Steve, let’s take some questions.

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Steve

Okay. Before we do that, I just want to introduce John Smith who joined us, who’s our group vice president of portfolio planning. And with that, we’ll take some questions. So if you would, identify yourself and wait for the microphone. Rod Meloni first, then.

Rod Meloni

Good morning, Fritz. Rod Meloni, WDIV TV News, Detroit. First question: Is this quick-rinse bankruptcy as the President talks about – people that I talk to say it doesn’t really go 30 days. So the question is the viability of that; in other words, if you end up in bankruptcy, how does that work? Then the next question becomes, what becomes of the UAW in that process? I asked the President yesterday whether the UAW would emerge intact from this kind of a bankruptcy. He said absolutely. Is that your understanding?

Fritz	You’re talking about President Ron Gettelfinger as opposed to President Obama, actually.

Ron	President Obama.

Fritz

— to your first question. One, our preference obviously is to do this outside of a bankruptcy process. In the event that we need to fall into bankruptcy and basically use a court-supervised process, there are

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mechanisms to go fast, but it requires a lot of work. It does involve risk, by the way, which is why we would prefer doing it out of bankruptcy than in bankruptcy. But we would basically take the measures that are necessary to try to minimize that risk, to try to move fast.

When I saw the quote “quick-rinse” or quick cleansing of the liabilities, it does remind me that it’s always easier to write than to do, actually. But there are some things that can be done, actually. We have very good advisors. We have a very good team of people who are working on just this sort of strategy, and frankly, being able to work with the government—we could not actually contemplate a bankruptcy process if we didn’t have the government there to provide debt financing if it’s required, or to provide the kind of protections to wrap around our offering in the marketplace. It wouldn’t even be viable. We couldn’t do it. So I think the fact that we can actually use both a rapid process and with support from the U.S. Treasury would give us the best chance to actually accomplish that.

To your last question, yes; the UAW would be – frankly, we would have the collective bargaining agreement with our employees. Those employees would be represented by the UAW and they will have a continued role representing the people at General Motors here in the United States going forward, without any doubt.

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Tom

Tom Walsh from the Free Press, Fritz. What exactly would be the trigger point at which the government and/or you, together, would say, okay, we can’t get this done outside? What forces you into bankruptcy, and in the spirit of going fast, how long do you have to sort of make that determination of, okay, we can get this done outside or inside?

Fritz

The outside is 60 days, so we know that basically by no later than June 1st, if we’re not able to accomplish this outside of bankruptcy, we would be in bankruptcy. It’s pretty clear, the government was unequivocal in that regard. And frankly, from our perspective, we don’t need any more time to be able to try to get this done. I would say – but it doesn’t have to take 60 days. If it’s quite clear that we’re not able to accomplish what we need to do in terms of operational restructuring, reduction of debt in the balance sheet, and what we need to do to accomplish these broad parameters of having a viable business, this will be a management judgment. This is one that we would need to make obviously internally. We would want to review it with the President’s taskforce, but if it’s just quite clear to us that it can’t be done, then we’ll move faster.

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But we have 60 days, and I actually think that if it’s going to get done out of court, we can get it done in 60 days. Other than that, more time isn’t going to help the process.

Tom	… bondholders is a big hurdle?

Fritz	No. No, it’s not simply the bondholders, because there’s a lot of constituencies that need to come to the table. It’s not simply them. But they’re one of the major ones.

Steve	We’ll take a couple on this side. Tom Krisher?

Tom

Tom Krisher from…. What more can you do in terms of pensions? You mentioned that yesterday, you mentioned it again today; and also healthcare. Obviously employees and pensioners are looking at further cuts.

Fritz

I’m not going to prejudge what the sacrifices might be that need to be made as part of the negotiation process, whether it’s out of court or in court. It wouldn’t be fair. I don’t believe in negotiating in the public. I really think that needs to be done at the table. But if you look at the level of indebtedness of the company, the way I think of the level of financial

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indebtedness of the company, it’s a combination of financial debt, or bonds basically – we have secured debt to a degree, but not – our principal form of indebtedness is unsecured debt. But I think about it also in terms of the liabilities we have for post-retirement benefits, whether it’s pensions or healthcare, and whether it’s in the United States, Canada or Germany; and we need to basically address all of our level of indebtedness because in fact what they want is a healthy balance sheet, and that healthy balance sheet needs to address each of these constituencies. The details of what needs to be done, we’re going to negotiate with the constituencies.

Tom	(Inaudible.)

Steve	A lot of follow-ups here.

Fritz	I’m not going to prejudge. A good follow-up; I’m not going to actually go further.

Steve	We’ll take one from David Welch and then we’ll take a couple on the phone.

David

Fritz, given the cuts so far this year, can you kind of give us a walk from where you were in November in terms of structural cost-cuts and how much more you need to take out to get down to a level that’s going to work?

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Fritz

That could either be a 30-second answer or a three-hour answer; I’m going to stick with the 30 seconds, actually. We have outlined a plan which would have brought our structural costs down to $26.3 billion in 2009; that was in the viability plan. We’re ahead of schedule in terms of achieving those results, which is in part why we’ve been able to forestall the required draws, for example, in the month of March. But obviously if you look at what the expectation is, the expectation is we need to go deeper in that, so that gives you some sense.

I think we’re well on our way to achieving the $26.3 billion, and then the question is, we need to go deeper and we need to go faster, because in fact we went from there, then down to 25, and then down to 24, and the question is – deeper and faster means pulling forward the savings for the out-year periods and getting them into ‘09 and going as fast as we can. That’s the quick answer. The more detailed answer will be available once we’ve finished that revised plan.

Steve	Let’s go on the phone. I think we have Bernard Simon from the Financial Times on one of the lines. Bernard?

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Bernard

Thanks. Fritz, two questions. Firstly, GM promised us a decision by today on Saturn and Hummer, and I’m wondering whether you can tell us what that decision is. And secondly, I’m wondering how General Motors under Fritz Henderson will be different from General Motors under Rick Wagoner. Thanks.

Fritz

Thanks, Bernard. Good evening. Let me talk about Hummer and Saturn. On Hummer, we have been in dialog actually with several interested parties, not just one. And this is one where actually I had set a goal for myself of trying to have a decision on this by March 31st. We don’t have that today. But this is one where frankly we’re within now weeks of basically making a judgment whether we’re going to have a sale or not, so I feel pretty good about the timetable, actually. But we just didn’t quite make today, but I think certainly as I look at it, this is measured in weeks or days, not necessarily months at this point.

Then on Saturn, the Saturn franchise operating team has got – if you looked at what we said, we said we would be open to exploring options with the franchise operating team. They actually are doing that today. We’re supporting that. And what we said is if there aren’t any options forthcoming in the relatively near term, that we would basically run our

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products through 2011, which is basically the end of the lifecycle of the Saturn products. And there’s no change actually from that position. So Saturn was subtly different from Hummer, actually, in that regard.

I think Hummer is clearly a sale, and you’ll get some announcements from us as to whether or not we’re going to have a buyer or not relatively shortly. Saturn is going to take a little bit more time, but frankly, there isn’t anything driven by a March 31 date in the case of Saturn.

To your second question in terms of how is General Motors different under myself versus Rick, a couple comments. First, I have actually worked for General Motors for 25 years, and worked for Rick for the better part of my career – actually, virtually my entire career – a fantastic guy, a friend, mentor, and somebody who I have immense respect for, and frankly it has been a pretty sad period for General Motors people in the last two or three days, actually for the past weekend.

I come to the job having had a chance to actually work around the globe for General Motors. I’ve worked in the auto finance business. I actually at one point worked in the component business. So I know General Motors I think relatively well. While Rick and I actually have similar backgrounds, including speaking Portuguese, actually, we are different in

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some other ways. We are different in some other ways, and I would say our job, if I think about how do we create a General Motors that could win, is we have to make it through this next 60 days, this relatively short period in 2009, and we need to reinvent General Motors, and we need to do it in a very, very abbreviated time frame here in 2009, so that we’re not spending our time careening from crisis to crisis in the future.

We have had, if I think about 2008, it reminds me of my career of 1998, which was another year like this, where you were always trying to guess where the market was going. You were taking aggressive actions through the period, which is what we did in ‘08, which is what we’ve done in the first quarter of ‘09, but the scale obviously is much broader. It’s at a much higher level, and how do we actually reinvent General Motors so that we can win in the future.

The objectives that we’ve set for ourselves and that the taskforce has are very clear, in terms of what we have to get done. And what is equally clear now is that we’ll either get it done out of court or we’re going to get it done in court, but we’re going to get the job done. And that’s where I’m going to be spending all of my time, not necessarily trying to create a – do anything other than keep our management team focused on that job. So that’s what I’m going to be doing here, and my normal three-shift, one-crew staffing plan, and that’s what our entire management team is going to be focused on.

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Steve	We’ll come back in the room and take one from Greg Miles.

Greg

Fritz, I wanted to ask you, has the Obama administration or the taskforce specifically assured you that they want you to stay beyond this 60-day period, that you’re the long-term CEO that’s going to stay on?

Fritz

I don’t really worry too much about that. I was named the CEO by the board. They expect me to lead the organization. We have two different constituencies, really, as I think about it: We have our board of directors, which frankly has responsibility for overseeing the management of the company; and we have the U.S. Treasury, which is providing financing for us. And as we go through this period, it’s our job to make sure we’re keeping both of these important constituencies informed as to what’s going on.

They’ve asked me to do the job. I’m not going to really worry about how long that’s going to be. I figure that we get our job done, which is where I’m going to focus my attention, it’s going to be okay. And if they want to replace me, they can do it. But so far they’ve not given any indication of that.

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Greg	(Inaudible.)

Fritz	We’ll get the job done, and my job is to do it either way.

Steve	We’ll go to the back of the room with Mary Conway.

Mary

Mary Conway from WXYZ. Fritz, we’re all carrying this live locally. What would you say to the workers that are obviously watching this, both blue-collar and white-collar? How deep will those cuts be? How many more jobs are you planning to take out of the Detroit area?

Fritz

I would say a couple things, Mary. First, our people have sacrificed a lot, whether it’s blue-collar or white-collar. Our dealers, our suppliers, they’ve all come to the table in very substantive ways, not simply in the last 90 days, but frankly over the last number of years. For that, we’re immensely grateful, because we couldn’t be where we are today in terms of our cost structure, our competitiveness, our products or the product quality without the sacrifices of those people and the contributions of those people.

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We are going to first communicate with them, once we have the plan finalized, so I’m not going to go into what the individual numbers are and what the impact might be for the State of Michigan. I can only say this: This is our home. I happen to be born in Detroit and from the State of Michigan and I have family here, I have – frankly it’s been where I was brought up and raised. And so I understand how people feel. I understand the fear that our own people have. And it’s our job to move as fast as we can, communicate very clearly, be transparent with them as to what we expect, and to do it relatively fast. And that’s really all I can say this morning.

Steve	We’ll take one from Phil LeBeau.

Phil

Fritz, you keep talking about we have to come up with a new plan, cheaper, faster. When will you develop that new business plan, and how many of your decisions do you need to have cleared or okayed by the federal government before you go forward with them?

Fritz

What we’ve done so far, Phil, is a very good down payment, if you will, on what I think has to be the final plan. So I would say it’s not like we have to completely recreate something. What we have to do is take what’s

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been done and say, how do we go one step further or two steps further, and how do we actually pull things forward. So this is not a six-week or a nine-week process; this is about how do we actually sit down and engage with the UAW, engage with our salaried workforce, engage with suppliers and our dealers and say, here are the measures we think in order to finally kind of push us over the top. This is something that can be done relatively quickly because we know what those levers are today. So that’s the first answer.

The second question is, what approvals do we need? There’s no question, actually, the President said yesterday, they’re not interested in running the company, and there’s been no evidence that they’re interested in running the company. What they’re interested in is a plan that has sustainable profitability over a business cycle, a plan that has a clean balance sheet, a plan that involves deeper restructuring, and a plan that can fund our future product portfolio including advanced technologies. That’s what they’ve said.

So obviously our job is to refine what’s been done, pull things forward, present not only to our people but to them, and then launch. And I think of the President’s taskforce as oversight, and frankly, they’re providing funding. So we’re going to keep them regularly informed. But it’s not as

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if they’re asking questions about each individual decision, certainly not individual decisions that are in the ordinary course of business. But key decisions which involve funding, we’re involved with them on a regular basis, daily and weekly.

Steve	We’ll take a question from Peter Brown, then we’ll come over to –

Peter

Automotive News. The 60-day deadline gives you some serious leverage with the bondholders and the UAW on the VEBA. Another thing that was found wanting in the viability plan was how to get rid of those dealers. Will you, in the next 60 days, have a serious whack at making those couple thousand dealerships consolidate, disappear, rationalize, the way you want them to be?

Fritz

We have been making progress – actually, we’re ahead of schedule – in terms of what we intended to accomplish in terms of managing both the brands as well as dealers. I think this is an area, Peter, where it’s about how do we pull forward; not necessarily how do we even go deeper. This was an area where, when you looked at their findings, they basically said, some of our plans actually go out to 2014. That was the one that they were referring to, I think. So what I’ve asked Mark and Troy is to say, how do we actually pull forward the initiatives we have in place? Let’s

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make sure that we stay engaged with the dealers that represent our brands in these individual markets; how do we take that plan and roll it forward; what are the people implications in terms of our own people; what are the money implications in terms of pulling forward funding that might be required in order to do that.

So in that particular area, it’s really more about pulling these things forward, rather than saying how do we actually go another level. Basically their view was, 2014 is too late. Our view is that how we metered that out was a function of how do we manage the brand, and then what is just simply the number of people and the amount of money we would have in order to get that accomplished. We’re going to take a look at pulling it forward.

Steve	We’re going to take one … then we’ll go to the phone for a couple of questions.

Dave

Fritz, Dave LaValle with TV 20 here in Detroit. You were talking about more cuts – it was back in February when we heard that there were going to be five additional plants. Are we talking that there could be more plant closings as a result of this –

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Fritz	Yes.

Dave	— and if so, any idea yet on what the determining factors are?

Fritz

The answer is yes, it could happen. And the determining factor really is viability in terms of having the sustainable profitability in cash flow model over a business plan. The way I translate that into this particular area is making sure we have very high levels of capacity utilization across our plan. So what we would typically do in that situation is say, what are the volume expectations? And they did have some questions, for example in our plan, about what our volume expectation should be, so we are going to go through that in the relatively near term, and then what does that mean for capacity utilization – vehicle assembly plants, power train plants, component plants including stamping – and then how do we actually take that, translate that into high levels of capacity utilization and pull it forward.

That process, which does take some time – but again, this is not something that takes months, this is something that we pretty much know exactly what we need to do. We would then sit down with our people and our union partners and explain what we think we need to do. But it could very well be that we need to – I would expect we would need to take further measures in this area.

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Steve	Let’s take a couple on the phone. I believe we have Ken Bensinger from the L.A. Times first in the queue. Ken?

Ken

Fritz, I had a couple questions. First, I wanted to know a little bit about what specific goals might be given to you. Clearly, when the first round of loans were sent through, there were specific things that you were supposed to work towards, that you addressed earlier. And the administration is making it clear that they feel that those weren’t aggressive enough considering the current sales environment. Are they giving you new specific targets in terms of debt reduction, deals with the VEBA, etc.?

The second question has to do with the other side of the balance sheet you mention, which was about the sales side. There’s been talk about a scrappage program. Is that something you think that could help? What do you think that this new assurance program you’re talking about could do for sales for GM? Thanks.

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Fritz

Okay. First of all, the conclusion was that if we achieved the benchmarks that were included in the loan agreement, that it would not be sufficient, we needed to go further. So it’s pretty clear that the assessment was, of the market environment, with what we are, that we needed to go further than that. That included a reduction in the level of unsecured indebtedness, for example. And actually, they did not identify exactly what they expect us to accomplish.

What they said was, they want us to have a clean balance sheet, a healthy balance sheet, and one that can allow us to be competitive going forward, the exact metrics of which are not yet determined; but we know they obviously need to be deeper than what was contained in our loan agreement. And so we got it, we understand it. Now we’ve got to accomplish it.

Your second question had to do I think with scrappage. We’ve actually been a proponent of the scrappage program, so it’s a little like batting practice, actually. We said yes, we actually like this, because in fact we think – we’ve seen the success. We were actually on the phone with Europe this morning going through the March close, and the scrappage program, the impact in Germany has been very positive and has actually been a pretty well-structured program. So we do think that scrappage programs can have a favorable place.

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But I think as I thought about the President’s comments yesterday, whether there would be action on government purchasing within fleet, what they were talking about in terms of sales taxes, possible scrappage programs; if I think about what’s been done within the Treasury on TALF to try to provide financing for consumers, we’re enormously supportive of any initiative that can bring the consumer into the equation and help both purchasing power, confidence and credit. Because in the end what we need to do, our industry, trundling along at a 9.5 or 9.6 rate, is not – I mean, frankly nobody is actually successful in this environment, nobody, if you look at financial results.

Certainly our view is we need to bring the customer back into the equation, and we’re very, very supportive of that. And I guess our last point is, our Total Confidence Program was something that we think will help us a lot in the marketplace. As Mark says, it’s stackable, relative to the other offers we have in the market. We think it addresses – if I think about the consumer, it’s about confidence, it’s about credit, and it’s about employment. And employment and confidence actually go together, and I think what we try to do is deal with all three of those things in a well-structured program.

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Steve	We just have about 15 minutes more. We’re going to take one more on the phone, then we’ll come back into the room. I think we have Greg from the Globe & Mail on the line.

Greg

It’s Greg Keenan from the Globe & Mail in Toronto. The Canadian government loaned you $3 billion, and I think they attached a condition to it that you go back to the table with the CAW. Are you going to ask the CAW to go back to the table?

Fritz

The Canadian government hasn’t actually loaned us any money at this point. What they’ve indicated is an interest and a willingness to consider that, as long as – two things, I think: One, we need to have a competitive agreement with the CAW. We’ve actually recently concluded an agreement in that regard. We’re going to evaluate that relative to what the Canadian government has said and proceed accordingly, but we haven’t made any conclusions in that sense yet.

But frankly, we got great support from Ken Lewenza and the leadership of the CAW in terms of reaching an agreement, that was both operating side

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of the business as well as legacy costs. So what we need to do is understanding exactly what the Canadian government would like us to achieve further, beyond what has been achieved. But the changes that were made in our Canadian agreement really made them fully competitive with our U.S. plants and U.S. transplants, and frankly 80% of the volume built in Canada actually comes back to the U.S., so a lot of it depends upon, you have to look at their benchmark of North American competitiveness, and we think that our agreement allows us to be competitive.

The final thing that the Canadian government would look for is they would want some commitment from General Motors that we would continue to build products in Canada, and we’ve been proud of our history in terms of manufacturing in Canada. We have some great operations and great people. And this is a commitment we know we would need to make in order to receive that sort of support, but it’s a commitment we would willingly make because in fact this has been a great operation for us.

Steve	We’re in the lightning round here, so keep it to one question, please. Joanne Muller.

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Joanne

That’s tough; now I’m going to have to combine it into one debt-related question. Okay. The first one is, you’re trying to get rid of debt. Meanwhile, you’re adding new government debt from various parts of the world. What is an acceptable level of debt on a clean balance sheet? And secondly, it’s unclear to me how much working capital is involved over these next 60 days and when you pay all of this back?

Fritz

The answer to the last question is, our plan would have to indicate that, which you’ll see, but we don’t have it this morning. You saw where our viability plan was on February 17th, and the view was that’s not sufficient. So we need to circle back and frankly revise the projections, and we’ll talk to you about when the debt would be paid back when we have that revised plan.

In terms of the first question, what is a clean balance sheet – as I said before, they haven’t defined what that means exactly. I have a pretty good understanding of what it means. We can typically look at credit metrics like debt to EBIT DA; we can look at cash flow; we can look at times interest coverage; and that’s what we will do, in terms of saying what is the remaining debt on the balance sheet, once we’re done with the measures, including the new debt that might be coming on. And the middle part of your question was – I think I got them both.

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Steve	All right, so Jeff Block. I’m going to come over to this side.

Jeff

Jeff Block from the Fox Business Network. Fritz, can you tell me with regard to dollars how many government dollars you expect that you will need over the course of the next 60 days, and how much they have allowed you – if they have told you – to take over the course of that? And then if you’re successful at the conclusion of the 60 days, what additional government funding will be necessary to go forward?

Fritz

A better question to actually have asked the U.S. Treasury. I would say first of all, we – a couple of things. One: Through the operating actions we’ve taken, we’ve forestalled, for example, the March draw, and we’re going to continue to take the measures internal to the company to basically execute actions that frankly improve our cash flow. This is one where the Treasury was not explicit as to how they will support us during the 60 days; they just said they would. We submit reports to them weekly in terms of our cash, both in the U.S. and on a global basis, basically a 13-week rolling average. They know exactly where we are and exactly what we’re doing. So therefore, my anticipation is, when they say that they’ll provide working capital financing for 60 days, they’ll work with us as they have to say, what’s necessary to get through this period, and not a dollar more, which is what you would expect if you were the taxpayer. And that’s what they’ve done so far.

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Jeff	(Inaudible.)

Fritz

We had identified what we needed in our viability plan. We said we needed $2 billion in March and $2.6 billion in April. We’ve not needed to draw the $2 billion because of the actions that we’ve taken, and at this point, frankly, we’ve been able to push off a lot of the draws. We will stay in touch with them as to whether or not we’re going to need that two plus 2.6, or 4.6, but at this point, through March 31st, we haven’t had to take additional draw, and we’ll let you know as we go through April.

Steve	Let’s go to the back here.

Journalist

… from Fox 2 News. Are you aware of any discussions about making changes in the composition of GM’s board of directors? Also, what would your idea be of the ideal profile of an outside director at this time to help the company in its reinvention?

Fritz	The government in their announcement yesterday – yes, I am aware – they talked about the fact that over time they would expect a fair amount of

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turnover across the board of directors. They talked about the tendency of a majority of directors over time changing. I think of “over time” meaning, if I think about what the government would expect to do in this regard and what our own directors expect to do in this regard, there is actually a convergence, because we actually pushed our annual meeting back to August; we have a number of directors who would be standing for reelection or they were actually evaluating whether they wanted to stand for reelection.

I think what the government’s objectives are in terms of how GM’s board should be reconstituted will marry nicely with what the objectives are of our own individual board members, going into an August annual meeting. So I think this will be done in a fairly orderly fashion. Beyond that, no; I mean, they haven’t filled me in on exactly what they have in mind in terms of what an ideal board member would be.

We’re going through a similar process actually at GMAC today. The U.S. Treasury is appointing I think two board members. They have a search underway. And my anticipation is we’ll have two excellent new board members for the GMAC board, and my view is that they’ll go through a process which will result in highly capable and highly qualified people to serve on the General Motors board. It is a full-time calling. Our board

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works extremely hard. And my bet is, the new board, as you move into the next several years, is going to equally work hard. So I think they’re going to get very good people.

Steve	(Inaudible.)

Journalist

Kent Kresa was appointed the chairman on an interim basis, and one would have expected perhaps to see the lead director become the interim chairman – at least logic would suggest that. But yet they chose Kresa. So anything you can tell us about why Kresa became the chairman of the board?

Fritz

Actually, that one I was not involved in. George Fisher has been our lead director for some time; Rick was the chairman. I think the view of the Treasury was that Kent would be an excellent interim chairman. Kent, who we know is just an outstanding guy, has been actively involved in the board. They just felt that that was their choice and Kent agreed to do it. That’s about all I can say. I don’t really have any more I can provide. I just think Kent is a great choice. He is actually very knowledgeable about companies, very knowledgeable about turnaround, and knows a lot about our business. Actually, he has

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the unique situation – we have two people in the company, Kent is one of them – that got company cars from Chrysler, actually, because he used to be on the board of Chrysler. Bob Lutz once in a while would talk about it as well. But Kent is very, very experienced in the automotive industry and I’m frankly blessed to have him in that job.

Steve	We’ll take one in the back here.

Matt

Matt Franklin from ABC 12 in Flint/Saginaw. A question for you: The last attrition program, you cleared out about 7,000 or so union workers. Do you anticipate over the next 60 days having to offer another round of buyouts to any of your workers, be it blue-collar or white-collar workers?

Fritz

About 7500 people agreed to the attrition plan. What we will do is, when we’re finally done with the revised plan, we’ll sit down with the UAW and review what that means in terms of staffing levels, operating plans. So I think today it would be premature to say that there will be another attrition plan. But I would also suggest that it’s likely, because in fact as we look at it, my expectation is that it would be both likely and probably something the UAW would want us to consider. But we’re not going to go into what the specifics might be until we actually sit down and review that with them.

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Chris

Chris Bury, for ABC. Now that you’ve said bankruptcy is more likely, give us an idea of what the surviving brands would look like, and address the idea that was on the front page of the Wall Street Journal today that GM would be split into the good GM and the bad GM.

Fritz

We said in our viability plan that we’re going to focus on four core brands, and you know what those are – Chevrolet, Cadillac, Buick and GMC. Pontiac, as we move the BPG channel, the Buick, Pontiac, GMC channel, Pontiac would be a niche brand within that channel. We are executing that plan – it’s almost done, actually – and so we certainly see that the plan that we had outlined, that we’re executing to, was pretty much what you saw. Actually, as I’m looking at green and red on my front page of the Journal.

In terms of what happens in a bankruptcy, it would be not appropriate to comment on what that might be at this point. I’d think that we would need to, over time, if we had to go through a bankruptcy, we’d have to decide what are our relationships going forward, and then we’d need to decide what relationships we don’t have going forward. But at this point I’m not going to get into what that might mean. But I certainly think in terms of focusing brands, it’s exactly what we were planning to do, and we’re going to execute to that now.

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Steve	We have one over here.

Tom

Going to make this quick here – Tom Lazlo with Motor Trend. Two questions: Regarding your personality difference between you and Rick Wagoner, are you more likely to accept the idea of a bankruptcy? And secondly, kind of a protocol question: The call for Mr. Wagoner to step down came from Steve Rattner. Why didn’t that come from the Treasury Department?

Fritz	Actually, Steve works for the Treasury Department. So I think that’s the answer.

Tom	(Inaudible.)

Fritz

The automotive taskforce has been, as I said before, very engaged. Secretary Geithner has actually had a few other things to work on, too. I mean, I think he was actively involved, as was Larry Summers, in the deliberations, but I think they’ve empowered Steve to be the lead with Ron Blum on this, so I think it would be natural to come from Steve. I wouldn’t read anything into that. I think the view was, they brought Steve and Ron Blum aboard because they felt they would be very good leaders of the taskforce, and they were the ones who were frankly taking the lead. Different style?

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Tom	(Inaudible.)

Fritz

It’s certainly more probable. As I sit here today, based upon what I think we need to get accomplished, it’s more probable that – it’s not our preferred strategy, and we do think that we are capable of doing it out of court. But given the expectation, particularly in terms of having a healthy balance sheet, it might very well drive us into that as the strategy we need to employ.

Your first question, an interesting one, my own personality: I’ve actually watched some bankruptcies work. I’ve found them to be generally fairly sloppy and value-destructive. So I think I’ve learned about what are the risks of bankruptcy. I think the issues will be, how do we actually work together to make one successful if we have to go through it. That’s where we’re going to be spending all of our time.

Your question on my own personal proclivities, if you will, for that: If I didn’t want to be part of a bankruptcy if we had to do that, I would have just said no, I don’t want to be part of it. I actually think that in my case, they asked me to do this job and they asked me to work with the team –the extended team, suppliers, dealers – to make General Motors successful, whatever it takes. And that’s what I’m going to do.

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Steve

We’re going to have to stop there. I’m going to give Fritz one minute to wrap up if he’d like to. Otherwise, Fritz will stay for a few minutes afterwards for further questions. For those we couldn’t get to, my apologies. I know we have a lot of other questions. Fritz, you want to sum up?

Fritz

Yes. First, again thanks very much for coming this morning. Second, I’ll promise, Steve, in the future I’ll provide shorter answers. I probably used up too much time with the answers. Third is I think it’s imperative on us as we go through this next 60 days to be as transparent as we can be as an organization, both with our people as well as our dealers, our suppliers and with customers – most importantly with customers. And I think from our perspective, we see the need to be very transparent with you as well, so you’re going to be regularly briefed as to what’s going on. We don’t always know all the answers, but we’ll tell you what we know, and go from here. So you have our commitment to that kind of transparency. Again, thanks very much.